SO
5/27/03

03015418

SECU... ... ... COMMISSION KB
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37246

RECEIVED
MAY 20 2003
187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2002 AND ENDING MARCH 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bariston Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Franklin Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Greene 617-330-8950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- X☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Madden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bariston Securities, Inc., as of March 31, 2003, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Martin L. Madden
Signature

President
Title

Pamela B. Stearns
Notary Public

My commission expires 3/27/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Board of Directors
Bariston Securities, Inc.:

We have audited the accompanying statement of financial condition of Bariston Securities, Inc. (the Company) (a Massachusetts corporation and a wholly owned subsidiary of Bariston Holdings, Inc.) as of March 31, 2003, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the Company as of March 31, 2002 were audited by other auditors who have ceased operations and whose report dated April 12, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bariston Securities, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 17, 2003

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Statement of Financial Condition

March 31, 2003

Assets		
Cash	$	17,207
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses	$	7,095
Due to affiliates (note 4)		3,591
Income taxes payable		456
Total liabilities		11,142
Stockholder's equity (note 1):		
Common stock, $0.10 par value. Authorized 300,000 shares; issued and outstanding 1,000 shares		100
Additional paid-in capital		109,406
Retained deficit		(103,441)
Total stockholder's equity		6,065
Total liabilities and stockholder's equity	$	17,207

See accompanying notes to financial statements.

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Statement of Operations

Year ended March 31, 2003

Revenue (note 2)	$	—
Expenses:		
Audit fees		7,000
Legal fees		9,689
Professional education fees		8,650
License and registration fees		13,359
Operating loss		(38,698)
Interest income		222
Net loss before provision for federal and state income taxes		(38,476)
Provision for federal and state income taxes		456
Net loss	$	(38,932)

See accompanying notes to financial statements.

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2003

	Shares		Common stock		Additional paid-in capital		Retained earnings		Total
Balance at March 31, 2002	1,000	$	100	$	74,406	$	(64,509)	$	9,997
Contribution of capital	—		—		35,000		—		35,000
Net loss	—		—		—		(38,932)		(38,932)
Balance at March 31, 2003	1,000	$	100	$	109,406	$	(103,441)	$	6,065

See accompanying notes to financial statements.

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Statement of Cash Flows

Year ended March 31, 2003

Cash flows from operating activities:		
Net loss	$	(38,932)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accrued expenses		1,095
Increase in due to affiliates		3,135
Net cash used in operating activities		(34,702)
Cash flows from financing activities:		
Capital contributions received		35,000
Net cash provided by financing activities		35,000
Net increase in cash		298
Cash at beginning of year		16,909
Cash at end of year	$	17,207

See accompanying notes to financial statements.

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Notes to Financial Statements

March 31, 2003

(1) Organization

Bariston Securities, Inc. (the Company) is a wholly owned subsidiary of Bariston Holdings, Inc. (BHI). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and provides services to an affiliated company. Revenues generated in the course of these activities are recorded in the books of the affiliated company.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States, whereby revenues, if any, from placement fees are recognized when earned and expenses are recognized when incurred.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

The Company's federal tax return is included in the consolidated tax return of its parent, BHI. The Company's tax provision is calculated on a separate return basis, and taxes payable or benefits taken are transferred to BHI. The Company files its own Massachusetts State tax return.

The Company provides for income taxes in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. The amount of deferred tax asset or liability is based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

(3) Net Capital

As a broker-dealer, the Company is subject to the Securities and Exchange Commissions's (SEC) regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. The Company's net capital, as computed under rule 15c3-1, was $6,065, which exceeded required net capital of $5,000 by $1,065. The Company's ratio of aggregate indebtedness to net capital was 1.84:1 at March 31, 2003.

(Continued)

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Notes to Financial Statements

March 31, 2003

The Company is exempt from rule 15c3-3 as it maintains a special account for the exclusive benefit of its customers, and it does not otherwise hold funds or securities for, or owe money or securities to, its customers.

(4) Related-Party Transactions

The balance in due to affiliates represents legal expenses incurred by the Company that were paid by Bariston Associates, Inc. (a wholly owned subsidiary of BHI). The Company reimbursed BAI for this expense subsequent to year-end.

Schedule I

BARISTON SECURITIES, INC.

(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Act of 1934

March 31, 2003

Net capital	$	6,065
Minimum net capital required		5,000
Excess net capital	$	1,065
Aggregate indebtedness:		
Accrued expenses	$	11,142
Ratio – Aggregate indebtedness to net capital		1.84 to 1

There are no material differences in the Computation of Net Capital under rule 15c3-1 of the Securities Exchange Act of 1934 and computation of net capital in the Company's corresponding unaudited FOCUS Report Part IIA, filed as of March 31, 2003.

See accompanying independent auditors' report.

Schedule II

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3
of the Securities Exchange Act of 1934

March 31, 2003

Bariston Securities, Inc. is exempt from the reserve requirements of rule 15c3-3, as it maintains a special account for the exclusive benefit of its customers, and it does not otherwise hold funds or securities for, or owe money or securities to, its customers. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirements pursuant to rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of rule 15c3-3 throughout the year ended March 31, 2003.

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Supplementary Report of Independent Auditors'

To the Board of Directors of
Bariston Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Bariston Securities, Inc. (the Company) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in

KPMG

the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

April 17, 2003